OppenheimerFunds, Inc.
                           Two World Financial Center
                               225 Liberty Street
                               New York, NY 10281

March 29, 2007

VIA ELECTRONIC TRANSMISSION
---------------------------
AND FACSIMILIE
--------------

Nicholas P. Panos, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Take-Two Interactive Software, Inc. ("Take-Two")
     Schedule 13D filed March 7, 2007
     Schedule 13D/A filed March 16, 2007
     Filed by OppenheimerFunds, Inc. et al.
     File No. 005-52733
     ------------------

Dear Mr. Panos:

Reference is made to the comments of the staff of the Securities and Exchange Commission (the "SEC"), with respect to the above-referenced Schedule 13D (the "Initial Filing") and Schedule 13D/A ("Amendment No. 1" and together with the Initial Filing, the "Schedule 13D"), filed by the reporting persons named therein (the "Reporting Persons"), in your letter dated March 23, 2007 (the "Comment Letter").

I am writing to respond to the Comment Letter. As a result of developments since the filing of Amendment No. 1, on March 26, 2007, the Reporting Persons filed with the SEC Amendment No. 2 to the Schedule 13D ("Amendment No. 2"). Where relevant, this response indicates disclosure in Amendment No. 2 that bears on the matters raised in the Comment Letter. A courtesy copy of Amendment No. 2 is enclosed for your reference.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. For your convenience, your comments are set forth in italics in this letter, followed by our responses. Please note that your comments numbered 2, 3 and 4 are collectively addressed below.

Schedule 13D

1. We note the cover page indicates that Sunday, March 4, 2007 was the date of the event which created the obligation for this Schedule 13D to be filed. Advise us of why this date was selected as the date of event that required filing. The disclosure that later indicates, "A written agreement (the "Agreement") was entered into as of March 4, 2007 by
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Nicholas P. Panos, Esq.
Securities and Exchange Commission
March 29, 2007
Page 2



     OppenheimerFunds, Inc." does not properly communicate that date on which the Group was formed. In drafting the response to this comment, please specifically address the purpose of the "as of" language.

     On the evening of Sunday, March 4, 2007, OppenheimerFunds, Inc. ("OFI"), D.E. Shaw Valence Portfolios, L.L.C., S.A.C. Capital Management, LLC and Tudor Investment Corporation (collectively, the "Group") and ZelnickMedia Corporation ("ZelnickMedia") reached an oral agreement on the terms that were later reflected in the written agreement described in the Initial Filing and attached thereto as Exhibit 99.2. Although oral agreement was reached on March 4, the written agreement was not finalized, executed or delivered on that date. Accordingly, the Group dated the agreement "as of" March 4, 2007 to reflect the date on which the agreement was reached. Notwithstanding the absence of a written agreement, however, the Group was formed when the oral agreement was reached, and the Group therefore indicated on the cover of the Initial Filing that the filing obligation was triggered on March 4, 2007.

     We believe that the disclosure in the Initial Filing is consistent with these facts. Item 4 states, as indicated in your comment, that "A written agreement (the "Agreement") was entered into as of March 4, 2007 ...." That sentence was not intended to indicate the date on which the Group was formed. Later in the same paragraph, Item 4 addresses the time when the Group was formed: "... and no group was formed under the Exchange Act, until March 4, 2007."

2. We note that a total of 17,730,046 Take-Two shares were identified as being shares in which Oppenheimer shared voting power. Advise us of the name(s) of the party or parties with whom Oppenheimer shares voting power. To the extent that Oppenheimer believes it automatically shares voting power over these shares with the other members of Group by virtue of its membership in the Group alone, provide us with a brief legal analysis explaining how this conclusion was reached.

3. Provide us with the same analysis that will be provided in response to prior comment number 2 except with respect to the shares over which Oppenheimer is viewed as having shared dispositive power.

4. Please reconcile for us why the amount of shares over which Oppenheimer is viewed to have shared dispositive power is approximately 150,000 shares more than the number of shares for which it has shared voting power.

     Combined Responses to Comment Nos. 2, 3 and 4
     ---------------------------------------------

     As indicated in the Initial Filing, as of March 7, 2007, OFI shared dispositive power with respect to 17,881,006 shares of Take-Two common stock (the "Common Stock") and shared voting power with respect to 17,730,046 of those shares of Common Stock. All 17,881,006 shares of Common Stock were purchased on behalf of advisory clients of OFI

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Nicholas P. Panos, Esq.
Securities and Exchange Commission
March 29, 2007
Page 3



     in accounts managed by OFI pursuant to the terms of investment management agreements entered into by OFI in the ordinary course of business. Those advisory clients include 14 investment companies, 21 institutional accounts, and approximately 1,000 separately managed accounts.

     As indicated in Item 5(b) of the Initial Filing, pursuant to its investment management agreements, OFI shares with its advisory clients dispositive power and, in certain (but not all) cases, voting power with respect to the Common Stock reported as beneficially owned by OFI. Pursuant to investment management agreements entered into with one investment company and four institutional accounts representing, as of March 7, 2007, an aggregate of 150,960 shares of Common Stock, OFI has dispositive but not voting power with respect to the securities (including the Common Stock) in those accounts. As a result, the Initial Filing indicates a difference of 150,960 between the number of shares of Common Stock over which OFI has shared dispositive power and shared voting power.

     OFI does not believe that it automatically shares voting or dispositive power over any shares of Common Stock held by other members of the Group, and OFI has not reported that it has voting or dispositive power with respect to any shares of Common Stock as to which any other member of the Group has reported that it has either such power.

5. Rule 13d-5(b) of Regulation 13D indicates the persons who form a Group are deemed to beneficially own all equity securities of that issuer beneficially owned by other members of the Group. In addition, Section 13(d)(3) of the Securities Exchange Act of 1934 as that provision indicates the Group is deemed a person for purposes of that subsection. In view of the foregoing sources of authority, explain to us how the aggregate amount of shares reported as being beneficially owned in item 11 of the cover page was calculated. In addition, explain to us why Oppenheimer apparently concluded the amount of shares it beneficially owned in the aggregate should not reflect the total amount of shares over which the Group is deemed to have beneficial ownership.

     The aggregate amount of shares of Common Stock reported as being beneficially owned by OFI in Item 11 of its cover page was calculated as the maximum number of shares as to which OFI has beneficial ownership through its investment management agreements. This number of shares excludes from OFI's beneficial ownership only those shares that are held by other members of the Group.

     Rule 13d-5(b)(1) provides that a group is deemed to have beneficial ownership of the equity securities of each member of the group, and Section 13(d)(3) provides that a group is deemed to be a person for purposes of
     Section 13(d). These provisions were intended to ensure that members of a group cannot evade Section 13(d)'s filing requirements if they individually do not beneficially own more than 5% of a class of equity security registered under Section 12. (In this regard, we note that one member of the Group beneficially owns less than 5% of the outstanding Common Stock. Nonetheless, because

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Nicholas P. Panos, Esq.
Securities and Exchange Commission
March 29, 2007
Page 4



     of its participation in the Group, this Group Member became subject to
     Section 13(d) when the Group was formed.)

     Although it does not so explicitly provide, Rule 13d-5(b)(1) may also be viewed as deeming each member of a group to be the beneficial owner of all shares beneficially owned by each other member of the group. This interpretation is expressly acknowledged in the third paragraph of Item 4 of the Initial Filing. However, we believed that the best disclosure would not be to automatically aggregate in Item 11 of the cover pages all shares beneficially owned by all Group members because each cover page is specific to a particular Group member and to do so could be confusing and would mask another important use of Item 11.(1)

     In responding to Item 11 in this manner, we took into account that the Initial Filing fully discloses the existence of the Group, and discloses in both textual and tabular form the beneficial ownership of each member of the Group. OFI believes that the disclosure is clear, and that a reader of the Initial Filing can readily gain from the disclosure an understanding of both the aggregate ownership of all Group members and the individual ownership of each separate member of the Group. In order to further clarify the beneficial ownership picture in the cover pages of the Schedule 13D, in Amendment No. 2 the Reporting Persons have indicated in footnotes to the number of shares reported in Item 11 the aggregate number of shares beneficially owned by the entire Group and the percentage of the outstanding shares that that ownership represents.

Schedule 13D/A

Item 4. Purpose of Transaction
------------------------------

6. We note the Group is receiving assistance in how to act by written consent. Advise us, with a view toward revised disclosure, of the percentage of share voting power needed to approve action by written consent for the actions sought to be undertaken. To the extent that this share percentage exceeds the amount of shares over which the Group has reported beneficial ownership, advise us:

--------------------
(1) Item 11 appears to tie logically to Items 7 through 10 of the cover page, and could engender confusion if the number appearing there did not tie to the shares reported in those Items. In many instances, the number of shares reported in Item 11 will equal the largest number of shares reported in any of Items 7 through 10. However, where beneficial ownership is more complicated, the number of shares reported in Item 11 will be different from and greater than what is reported in any of Items 7 through 10. For example, if a person beneficially owns 1,000 shares, has voting and dispositive power over 500 of those shares, has only voting power over of those 300 shares and has only dispositive power over the remaining 200 shares, the person would report in Items 7 through 10 voting power with respect to 800 shares and dispositive power with respect to 700 shares. Only in Item 11 would the full beneficial ownership of 1,000 shares be indicated. If this person were a member of a group, requiring the person to report in Item 11 the group's aggregate ownership would mask an important point about the person's beneficial ownership that would only be captured on the cover page in Item 11.

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Nicholas P. Panos, Esq.
Securities and Exchange Commission
March 29, 2007
Page 5



     o Why those additional shares have not been reported as being beneficially owned;

     o Whether the Group obtained consents from other security holders via a consent solicitation, and, if so, the exception in Rule 14a-2 upon which the Group relied to obtain those consents; and

     o The legal basis upon which the other entities, funds, natural personal or security holders who provided those consents have not been identified as being members of the Group. For example, expressly address how Oppenheimer Quest Opportunity Value Fund has concluded that it does not have participation in the Group notwithstanding its delegation of voting and dispositive power in the shares it owns to a Group member.

     In accordance with Delaware law and Take-Two's certificate of incorporation and bylaws, shareholders can act by written consent to take the actions described in Amendment No. 1 if consents are signed by shareholders representing a majority of the outstanding Common Stock. To the extent that the Group is able to deliver written consents in respect of all shares of Common Stock disclosed in the Schedule 13D as beneficially owned by the members of the Group, such shares will not represent a majority of the outstanding Common Stock. Accordingly, additional shareholders will have to consent in writing to the taking of those actions in order for such actions to become effective. Amendment No. 2 further clarifies this point by indicating that "[t]he actions sought to be undertaken by the written consents require the approval of the holders of more than 50% of the outstanding Shares on the effective date of each written consent. The Group has not obtained the written consent of any stockholder."

     No person, other than the members of the Group, has, with any member of the Group, entered into any agreement, arrangement or understanding with respect to supporting the written consent procedure discussed in Amendment No. 1 or otherwise with respect to the acquiring, voting, holding or disposing of Common Stock or any other equity security of Take-Two and therefore no additional persons have been identified as members of the Group. To the extent that ZelnickMedia or any member of the Group has or will solicit parties outside the Group to deliver a written consent, Rule 14a-2(b)(2) under the Exchange Act has been or will be relied upon to exempt the solicitation.

     With respect to Oppenheimer Quest Opportunity Value Fund (the "Fund"), we note that the Fund is separately overseen by an independent Board of Trustees and that while OFI has the power to vote shares of Common Stock owned directly by the Fund, it does not have the power to cause the Fund to agree to become a member of the Group. Although the Fund's Board has, pursuant to its investment management agreement with OFI, delegated dispositive and voting power to OFI over the Common Stock held directly by the Fund, the Fund's Board of Trustees has not independently decided to join the Group or otherwise agreed to act together with OFI (or with any other member of the Group)

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Nicholas P. Panos, Esq.
Securities and Exchange Commission
March 29, 2007
Page 6



     with respect to the acquiring, voting, holding or disposing of Common Stock or any other equity security of Take-Two. Consequently, we do not believe that the Fund is a member of the Group.

     We note also that the Fund does not hold its shares of Common Stock with the purpose of changing or influencing control or management of Take-Two. Out of an abundance of caution, however, because the Fund might be viewed as holding its shares with the effect of changing or influencing control or management of Take-Two, the Fund switched from filing a Schedule 13G to filing a Schedule 13D to report its holdings of Common Stock following formation of the Group.

Item 5
------

7. The disclosure indicates each of the Reporting Persons expressly declares that the filing shall not be construed as an admission and that any person beneficially owns the securities of another member of the Group. The ability to disclaim beneficial ownership under Rule 13d-4 is not absolute. See In the Matter of the Coca-Cola Company, Order Instituting Proceedings and Imposing Remedial Sanction, Exchange Act Release No. 13655, 1977. Please revise this filing as appropriate.

     OFI will, and has been advised by the other Reporting Persons that they will, file an amendment to the Schedule 13D eliminating all disclaimers of beneficial ownership of Common Stock owned by other Group members. OFI and the Reporting Persons understand that the ability to disclaim beneficial ownership under Rule 13d-4 is not absolute, but believe that under the circumstances these disclaimers were proper.

8. Item 5(c) requires disclosure of any transaction in the class of securities that was completed within sixty days of the date of the Schedule 13D filing. Transactions other than purchases and sales of the class of securities upon which beneficial ownership has been reported also need to be disclosed. For example, advise us whether or not Oppenheimer has entered into or terminated share lending agreements with third parties with respect to shares in the class of securities for which the beneficial ownership report has been filed. To the extent that any share lending agreements have been entered into or terminated during the referenced sixty day period, it appears that a disclosure obligation exists. Please provide us, with a view toward disclosure, with an itemization of any share lending activity that falls within our interpretation of the scope of this item.

     Item 5(c) of the Initial Filing did not reflect securities lending activity because we did not believe that such information is responsive to that Item. In this regard, we note that the Instruction to Item 5(c) requires that the description of any transaction disclosed "shall include ... (4) the price per share or unit...," which suggests that Item 5(c) does not contemplate disclosure of securities lending transactions since they are not executed at a particular price. On the other hand, we do believe that
     Item 6 may require disclosure of

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Nicholas P. Panos, Esq.
Securities and Exchange Commission
March 29, 2007
Page 7



     the lending of securities and therefore included information in the
     Schedule 13D on securities lending in response to Item 5(b), which is expressly incorporated into Item 6.

     OFI believes that it has adequately disclosed loans of securities as to which it has beneficial ownership. This disclosure reflects the aggregate number of shares of Common Stock on loan as of the record date for Take-Two's upcoming annual meeting of stockholders, which is a particularly relevant date for this disclosure. OFI would propose to update this aggregate information in future filings to a date reasonably close to the date of the filing so that the filing will reflect reasonably current information and OFI will be able to obtain the information from its various advisory clients where it does not in the ordinary course readily have access to such information.(2)

     Similarly, we would include information about any shares of Common Stock borrowed by OFI's advisory clients. As of March 28, 2007, OFI had not on behalf of any of its advisory clients borrowed any Common Stock, and we believe that none of OFI's advisory clients had independently borrowed any Common Stock as of that date.

                                    * * * * *

The acknowledgment requested by the Comment Letter from each filing person is attached to this letter as Annex A.



--------------------
(2) OFI's advisory clients include investment companies and institutional accounts. In the case of certain investment companies and institutional accounts, OFI's advisory duties do not include securities lending, and information about the lending programs of these clients is not readily available to OFI.

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Nicholas P. Panos, Esq.
Securities and Exchange Commission
March 29, 2007
Page 8



                                    * * * * *

Thank you very much for your prompt review of this letter. Please call me at
(212) 323-5012 should you or any other member of the SEC staff have any questions or additional comments.


Very truly yours,


/s/ GARRETT C. BROADRUP
-----------------------
Garrett C. Broadrup
Associate Counsel

cc:  Robert Zack, Esq.
     Phillip Gillespie, Esq.
     D. E. Shaw Valence Portfolios, L.L.C.
     S.A.C. Capital Advisors, LLC
     Tudor Investment Corporation

                                     ANNEX A

     Each filing person named below acknowledges that:

     o it is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

     o it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

OPPENHEIMERFUNDS, INC.

By:  /s/ CHRISTOPHER LEAVY
     -----------------------------------
Name:   Christopher Leavy
Title:  Senior Vice President


D.E. SHAW VALENCE PORTFOLIOS, L.L.C.

By: D.E. Shaw & Co., L.P., as managing member

By:  /s/ ERIC WEPSIC
     -----------------------------------
Name:   Eric Wepsic
Title:  Managing Director


D.E. SHAW & CO., L.P.

By:  /s/ ERIC WEPSIC
     -----------------------------------
Name:   Eric Wepsic
Title:  Managing Director


DAVID E. SHAW

By:  /s/ ERIC WEPSIC
     -----------------------------------
Name:   Eric Wepsic, Attorney-in-fact for David E. Shaw


S.A.C. CAPITAL ADVISORS, LLC

By:  /s/ PETER NUSSBAUM
     -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory

Mr. Nicholas P. Panos
Securities and Exchange Commission
March 29, 2007
Annex A

S.A.C. CAPITAL MANAGEMENT, LLC

By:  /s/ PETER NUSSBAUM
     -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


SIGMA CAPITAL MANAGEMENT, LLC

By:  /s/ PETER NUSSBAUM
     -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


CR INTRINSIC INVESTORS, LLC

By:  /s/ PETER NUSSBAUM
     -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


STEVEN A. COHEN

By:  /s/ PETER NUSSBAUM
     -----------------------------------
Name:   Peter Nussbaum, Authorized Signatory


TUDOR INVESTMENT CORPORATION

By:  /s/ WILLIAM T. FLAHERTY
     -----------------------------------
Name:   William T. Flaherty
Title:  Managing Director


/s/ PAUL TUDOR JONES, II
----------------------------------------
PAUL TUDOR JONES, II


/s/ JAMES J. PALLOTTA
----------------------------------------
JAMES J. PALLOTTA

Mr. Nicholas P. Panos
Securities and Exchange Commission
March 29, 2007
Annex A


TUDOR PROPRIETARY TRADING, L.L.C.

By:  /s/ WILLIAM T. FLAHERTY
     -----------------------------------
Name:   William T. Flaherty
Title:  Managing Director


THE TUDOR BVI GLOBAL PORTFOLIO LTD.

By: Tudor Investment Corporation, its trading advisor

By:  /s/ WILLIAM T. FLAHERTY
     -----------------------------------
Name:   William T. Flaherty
Title:  Managing Director


THE RAPTOR GLOBAL PORTFOLIO LTD.

By: Tudor Investment Corporation, its investment adviser

By:  /s/ WILLIAM T. FLAHERTY
     -----------------------------------
Name:   William T. Flaherty
Title:  Managing Director


THE ALTAR ROCK FUND L.P.

By: Tudor Investment Corporation, its general partner

By:  /s/ WILLIAM T. FLAHERTY
     -----------------------------------
Name:   William T. Flaherty
Title:  Managing Director